Exhibit 1

As of December 12, 2024

Fund	Fee as a Percentage of Average Fund Daily Net Assets	Effective Date
Eventide High Dividend ETF	0.49%	August 23, 2024
Eventide US Market ETF	0.39%	December 12, 2024

Strategy Shares

By: _/s/ Tobias Caldwell _____

Print Name: Tobias Caldwell

Title: Trustee

Eventide Asset Management, LLC

By: /s/ Robin John___

Print Name: Robin John

Title: Chief Executive Officer